EXHIBIT 99.1

ING gives update on climate action approach, accelerates efforts in client engagement

ING gives update on climate action approach, accelerates efforts in client engagement

ING today published its annual Climate Progress Update. The update shows how we engage with our clients to help them in the transition to a low-carbon economy. It also includes our progress on steering the most carbon-intensive sectors in our loan portfolio towards global climate goals – our ‘Terra’ approach. As a bank, the most impactful way for us to contribute to the transition is through financing: working with clients on their transitions to net zero while financing the technologies and solutions needed for a sustainable future. And because the global transition needs to include everyone, we’re also finding new ways to enable people to stay a step ahead on climate change.

“I am proud to see our climate approach keep on developing every year,” said Steven van Rijswijk, CEO of ING. “In the past year, we’ve taken several important steps to sharpen the way we engage with clients on their transition towards net-zero. We assessed the sustainability disclosures of around 2,000 of our largest clients with an online tool we’ve developed. This gives us the foundation for more data-informed discussions with our clients about their progress and how we can support them in their transition and drive down their emissions. The urgency of climate change is becoming more evident all the time and ING wants to play a leading role in accelerating the global transition to a low-carbon economy. We all have a part to play, and we can all make the difference for present and future generations if we work together towards the same goals.”

For the assessment of the disclosures of around 2,000 wholesale banking clients we used specially developed tooling called ESG.X. We intend to make this tooling externally available to help accelerate the efforts of our peers and clients. As of 2026, after two years of disclosure assessments and more strategic engagement with our clients, we’ll have a more robust understanding of how they’re progressing. Based on that, we will continue with business as usual or, for those that are unable or unwilling to progress, apply stricter conditions on a case by case basis or we will consider ceasing financing them altogether.

In the Progress Update we also announced new steps in our policy for energy financing. We will stop all new general financing to so-called pure-play upstream oil & gas companies that continue to develop new oil & gas fields. This policy is applicable with immediate effect. In addition, guided by the IEA World Energy Outlook 2023, we've decided to stop providing new financing for new LNG export terminals after 2025.

We’ve also expanded the scope of our Terra approach to the aluminium and dairy sectors, bringing the total number of sectors in scope to twelve. Eight sectors are (almost) on track to meet climate goals on time, with two sectors behind schedule and two can’t yet be assessed because a new methodology is used.

To successfully fight climate change, action is needed at all levels of society. That’s why advocacy and collaboration are such big parts of our approach. We’re very clear about what we believe governments and policymakers need to do in order for society to meet climate goals. We will continue this advocacy work, playing an active role in climate standard-setting and directing our resources to where our contribution will have the most impact.

The Climate Progress Update 2024 is available to download here.

Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that’s not. See how we’re progressing on https://www.ing.com/Sustainability/Climate-action/Our-climate-approach.htm

Note for editors
For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news X feed. Photos of ING operations, buildings and its executives are available for download at Flickr.

Press enquiries	Investor enquiries
Daan Wentholt	ING Group Investor Relations
+31 20 563 8490	+31 20 576 6396
Daan.Wentholt@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank’s more than 60,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. ING’s sustainability efforts have been recognised externally by environmental, social and governance (ESG) rating agencies and other benchmarks. In 2023, Sustainalytics assessed our management of ESG material risk as ‘strong’. In July 2023, ING's ESG rating by MSCI was reconfirmed as 'AA'. ING’s shares are included in the sustainability indices of Euronext, STOXX, FTSE Russell and Morningstar.

Important legal information
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’).

ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS- EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2023 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters, including data gathering and reporting (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  PR Climate Progress Update 2024 (https://ml-eu.globenewswire.com/Resource/Download/2c935ea6-f449-4147-9e97-c9127769597c)